Exhibit 99.1

JE Cleantech Holdings Limited Announces Receipt of NASDAQ Determination Letter

Singapore, June 20, 2024 (GLOBE NEWSWIRE) — JE Cleantech Holdings Limited (Nasdaq: JCSE), a manufacturer of a broad range of cleaning systems, announced that on June 17, 2024, it received a letter (the “Determination Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”). The Determination Letter indicated that, as previously notified by Nasdaq on December 14, 2023, the bid price of the Company’s listed security had closed at less than $1 per share over the previous 30 consecutive business days and, as a result, did not comply with Listing Rule 5550(a)(2) (the “Rule”). In accordance with the Rule, the Company was provided 180 calendar days, or until June 11, 2024, to regain compliance with the Rule

The Determination Letter stated:

“The Company has not regained compliance with the Rule and is not eligible for a second 180-day period. Specifically, Staff does not believe the Company will cure the deficiency and sustain compliance. In that regard, since September 22, 2022, the Company’s closing bid price has been above $1 only twenty-two days.”

The Staff determined that the Company’s Ordinary Shares would be scheduled for delisting from The Nasdaq Capital Market and would be suspended at the open of business on June 26, 2024. Further, a Form 25-NSE would be filed with the Securities and Exchange Commission (the “SEC”), which would remove the Company’s securities from listing and registration on The Nasdaq Stock Market (the “Delisting Determination”).

The Determination Letter further informed the Company that it had until 4:00 p.m. Eastern Time on June 24, 2024, to appeal the Staff’s Delisting Determination to a Hearings Panel and request a hearing to stay the suspension of the Company’s Ordinary Shares from trading and the filing of the Form 25-NSE with the SEC. The Company has submitted a hearing request for an oral hearing and paid the hearing fee of $20,000. The Company’s Ordinary Shares will continue to trade on The Nasdaq Capital Market following the submission of the hearing request until a final determination has been made by Nasdaq.

“We are cognizant of the value to our shareholders of the listing of our shares on Nasdaq given the liquidity and pricing efficiency that the exchange provides. We pledge our best efforts towards improved performance which we believe will allow us to meet the continued listing standards,” stated Ms. HONG Bee Yin, CEO and Founder of JE Cleantech.

About JE Cleantech Holdings Limited

JE Cleantech Holdings Limited is based in Singapore and is principally engaged in (i) the sale of cleaning systems and other equipment; and (ii) the provision of centralized dishwashing and ancillary services. Through its subsidiary, JCS-Echigo Pte Ltd, the company designs, develops, manufactures, and sells cleaning systems for various industrial end-use applications primarily to customers in Singapore and Malaysia. Its cleaning systems are mainly designed for precision cleaning, with features such as particle filtration, ultrasonic or megasonic rinses with a wide range of frequencies, high pressure drying technology, high flow rate spray, and deionized water rinses, which are designed for effective removal of contaminants and to minimize particle generation and entrapment. The Company also has provided centralized dishwashing services, through its subsidiary, Hygieia Warewashing Pte Ltd, since 2013 and general cleaning services since 2015, both mainly for food and beverage establishments in Singapore. For more information about JE Cleantech, please visit our website: www.jecleantech.sg.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “should,” “believe,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “continue,” “predict,” “project,” “potential,” “target,” “goal,” or other similar expressions in this announcement. These forward-looking statements include, without limitation, the Company’s expectations with respect to future performance and anticipated potential financial impacts. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s Form 20-F, and other filings with the United States Securities and Exchange Commission.

Contact:

Jason Long

Email address: enquiry@jecleantech.sg

Phone number: +65 63684198

Other number: +65 66029468